Exhibit 99.1

Nisun International Signs Cooperative Supply Chain Agreement with Youjiatian

SHANGHAI, China, December 6, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Fintech (Henan) Supply Chain  Management Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Company, has signed a supply chain cooperative agreement with Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”). Under this agreement, the two parties will cooperate on supply chain procurement services to support the trade of agricultural products on the basis of equality, voluntariness, and mutual benefits.

Established in 2016 in Henan province, Youjiatian is a comprehensive agricultural park that integrates produce cultivating, processing, sorting, wholesale, storage, and preservation. The development of the first phase of the agricultural park has been completed, which covers an area of 500 mu, with a vegetable cleaning workshop of 1,800 square meters, a vegetable cold storage warehouse of 200 square meters, a vegetable processing space of 680 square meters, and a facility space of 800 square meters for an information platform and other uses. It is expected to have an annual output of 60,000 tons of vegetables.

This cooperation will facilitate Nisun to further innovate its supply chain solutions to help stabilize the agriculture supply chain and solve problems attributable to gaps in the supply chain to promote sales of agricultural products. By cooperating with Youjiatian, Nisun will continue to build channels for agricultural product procurement and contribute to China’s strategy for rural revitalization.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com